EXHIBIT 7
Consolidated Report of Condition of
Wells Fargo Bank National Association
of 101 North Phillips Avenue, Sioux Falls, SD 57104
And Foreign and Domestic Subsidiaries,
at the close of business September 30, 2010, filed in accordance with 12 U.S.C. §161 for National Banks.

Dollar Amounts
In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$16,933
Interest-bearing balances	39,916
Securities:
Held-to-maturity securities	0
Available-for-sale securities	154,552
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	3,839
Securities purchased under agreements to resell	10,627
Loans and lease financing receivables:
Loans and leases held for sale	31,749
Loans and leases, net of unearned income	686,595
LESS: Allowance for loan and lease losses	20,431
Loans and leases, net of unearned income and allowance	666,164
Trading Assets	32,145
Premises and fixed assets (including capitalized leases)	8,147
Other real estate owned	5,794
Investments in unconsolidated subsidiaries and associated companies	557
Direct and indirect investments in real estate ventures	115
Intangible assets:
Goodwill	21,005
Other intangible assets	24,549
Other assets	54,397

Total assets	$1,070,489

LIABILITIES
Deposits:
In domestic offices	$726,238
Noninterest-bearing	158,737
Interest-bearing	567,501
In foreign offices, Edge and Agreement subsidiaries, and IBFs	84,789
Noninterest-bearing	1,834
Interest-bearing	82,955
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	5,726
Securities sold under agreements to repurchase	15,280

Dollar Amounts
In Millions
Trading liabilities	15,098
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	43,063
Subordinated notes and debentures	20,643
Other liabilities	35,682

Total liabilities	$946,519

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	98,774
Retained earnings	17,543
Accumulated other comprehensive income	5,827
Other equity capital components	0

Total bank equity capital	122,663
Noncontrolling (minority) interests in consolidated subsidiaries	1,307

Total equity capital	123,970

Total liabilities, and equity capital	$1,070,489

I, Howard I. Atkins, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.
Howard I. Atkins
   EVP & CFO
We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.
John Stumpf                     Directors
Dave Hoyt
Michael Loughlin